As filed with the Securities and Exchange Commission on October 8, 2009	Registration No. 333-155436

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6/A
POST-EFFECTIVE AMENDMENT NO. 1 TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

THE CHUGOKU ELECTRIC POWER CO INC.
 (Exact name of issuer of deposited securities as specified in its charter)

N/A
 (Translation of issuer's name in English)

Japan
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(212) 816-6690
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

CITIBANK, N.A. – DEPOSITARY RECEIPTS DEPARTMENT
388 Greenwich Street
New York, New York  10013
(212) 816-6690
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:
Herman H. Raspé, Esq.
Patterson Belknap Webb & Tyler LLP
1133 Avenue of the Americas
New York, New York  10036

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐

______________________________

DE-REGISTERING AMERICAN DEPOSITARY SHARES
EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

______________________________

The fifty million (50,000,000) American Depositary Shares, which were registered under Registration Statement No. 333-155436 and have not been issued prior to the date hereof, are hereby being de-registered effective immediately.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 8th day of October, 2009.

Legal entity created by the agreement set forth in the American Depositary Receipts evidencing American Depositary Shares representing shares of common stock of The Chugoku Electric Power Co Inc.

CITIBANK, N.A., as Depositary

By:	/s/ Mark Gherzo
	Name:	Mark Gherzo
	Title:	Vice President

Index of Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Previously Filed

(d)	Previously Filed

(e)	Rule 466 Certification